Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

NR 26-04

Silver North Announces Further Upsize of Brokered LIFE Private Placement for Gross Proceeds of up to C$10.6 Million

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Vancouver, BC, January 16, 2026 – Silver North Resources Ltd. (TSX-V: SNAG) “Silver North” or the “Company”) is pleased to announce that further to its press release dated January 16, 2026 and as a result of strong investor demand, the Company and Red Cloud Securities Inc. (“Red Cloud”) have agreed to further increase the maximum gross proceeds of its previously announced “best efforts” private placement (the “Marketed Offering”) from C$7,000,000 to C$10,584,000. Pursuant to the upsized Marketed Offering, the Company has agreed to sell (i) up to 5,000,000 units of the Company (the “Units”) at a price of C$0.40 per Unit and (ii) up to 15,328,572 flow-through units of the Company to be sold to charitable purchasers (the “Charity FT Units”, and together with the Units, the “Offered Securities”) at a price of C$0.56 per Charity FT Unit. Red Cloud is acting as sole agent and bookrunner in connection with the Offering.

Mark T. Brown, Executive Chair of Siver North commented that “We have been selective on the financing participants, and this addition is for one group that any company would want to have on their shareholder list. With these funds, the Company is fully funded for two full years of exploration and operating costs. In addition, larger drill programs at the Haldane silver project will be more efficient on a cost per meter basis.”

Each Unit will consist of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Charity FT Unit will consist of one common share of the Company to be issued as a “flow-through share” within the meaning of subsection 66(15) of the Income Tax Act (Canada) (each, a “FT Share”) and one-half of one Warrant. Each whole Warrant shall entitle the holder to purchase one common share of the Company at a price of C$0.56 at any time after the 60th day following the Closing Date (as herein defined) to the date that is on or before that date which is 36 months after the Closing Date.

The Company has also granted Red Cloud an option, exercisable in full or in part up to 48 hours prior to the closing of the Marketed Offering, to sell up to an additional C$1,000,000 in any combination of Units and Charity FT Units at their respective offering prices (the “Agent’s Option”). The Marketed Offering and the securities issuable upon exercise of the Agent’s Option shall be collectively referred to as the “Offering”.

The Company intends to use the gross proceeds from the Offering for exploration and related programs on the Company’s Haldane and Veronica properties in Yukon Territory as well as for working capital and general corporate purposes, as is more fully described in the Amended Offering Document (as herein defined).

The gross proceeds from the sale of FT Shares will be used by the Company to incur eligible “Canadian exploration expenses” that qualify as “flow-through mining expenditures” as both terms are defined in the Income Tax Act (Canada) (the “Qualifying Expenditures”) related to the Company’s Haldane and GDR projects on or before December 31, 2027. All Qualifying Expenditures will be renounced in favour of the subscribers of the Charity FT Units effective December 31, 2026. If the Qualifying Expenditures are reduced by the Canada Revenue Agency, the Company will indemnify each Charity FT Unit subscriber for any additional taxes payable by such subscriber as a result of the Company’s failure to renounce the Qualifying Expenditures as agreed.

Subject to compliance with applicable regulatory requirements and in accordance with National Instrument 45-106 - Prospectus Exemptions (“NI 45-106”), up to 15,696,747 Offered Securities (the “LIFE Securities”) will be offered for sale to purchasers resident in the provinces of Alberta, British Columbia, Manitoba, Ontario and Saskatchewan pursuant to the listed issuer financing exemption under Part 5A of NI 45-106, as amended by Coordinated Blanket Order 45-935 – Exemptions from Certain Conditions of the Listed Issuer Financing Exemption (the “Listed Issuer Financing Exemption”). The securities issuable from the sale of the LIFE Securities are expected to be immediately freely tradeable in accordance with applicable Canadian securities legislation if sold to purchasers resident in Canada. The Units will also be offered in the United States or to, or for the account or benefit of, U.S. persons, by way of private placement pursuant to the exemptions from the registration requirements provided for under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and in jurisdictions outside of Canada and the United States on a private placement or equivalent basis, in each case in accordance with all applicable laws, provided that no prospectus, registration statement or other similar document is required to be filed in such jurisdiction. Up to 6,400,000 Charity FT Units will be issued pursuant to available exemptions from the prospectus requirement under NI 45-106, other than the Listed Issuer Financing Exemption (the “Non-LIFE Exemptions”). The Charity FT Units issued pursuant to the Non-LIFE Exemptions will be subject to a hold period in Canada of 4 months and one day following the Closing Date.

There is an amended and restated offering document (the “Amended Offering Document”) related to the Offering that can be accessed under the Company’s profile at www.sedarplus.ca and on the Company’s website at www.silvernorthres.com. Prospective investors should read this Amended Offering Document before making an investment decision.

The Offering is expected to close on or about February 10, 2026 (the “Closing Date”), or such other date as the Company and Red Cloud may agree. Completion of the Offering is subject to certain conditions including but not limited to the receipt of all necessary approvals, including the approval of the TSX Venture Exchange.

The securities described herein have not been, and will not be, registered under the U.S. Securities Act, as amended, or any state securities laws, and accordingly, may not be offered or sold within the United States or the US persons except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation to buy any securities in any jurisdiction.

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane Silver Project (next to Hecla Mining Inc.’s Keno Hill Mine project), the Tim Silver Project (under option to Coeur Mining, Inc. in the Silvertip/Midway District, BC and Yukon) and the GDR (Veronica) project also in the Silvertip/Midway district. Silver North also plans to acquire additional silver properties in favourable jurisdictions.

The Company is listed on the TSX Venture Exchange under the symbol “SNAG”, trades on the OTCQB market in the United States under the symbol “TARSF”, and under the symbol “I90” on the Frankfurt Stock Exchange.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.silvernorthres.com Twitter: https://twitter.com/SilverNorthRes

LinkedIn: https://www.linkedin.com/company/silvernorth-res-ltd/

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. THE FORWARD-LOOKING STATEMENTS AND INFORMATION IN THIS NEWS RELEASE INCLUDE, WITHOUT LIMITATION, STATEMENTS REGARDING THE OFFERING, THE CLOSING OF THE OFFERING, THE ANTICIPATED CLOSING DATE OF THE OFFERING, THE INTENDED USE OF PROCEEDS FROM THE OFFERING AND THE FILING OF THE AMENDED OFFERING DOCUMENT. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD- LOOKING STATEMENTS.